Exhibit 1

U.S. GAAP

February 4, 2005

Condensed Statements of Consolidated Financial Results
For the Nine Months Ended December 31, 2004

Company Name:	NISSIN CO., LTD. (URL: http://www.nissin-f.co.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Tokyo and Ehime

President:	Kunihiko Sakioka, Representative Director

Inquiries:	Hitoshi Higaki, Managing Director and General Manager of Operations Control Division (Tel: +81-3-3348-2424)

Applications of different accounting principles from those used in the previous fiscal year:	None

Application of GAAP:	U.S. GAAP

U.S. GAAP

Summary of Consolidated Financial Results for the Nine Months Ended December 31, 2003 and 2004, and for the Year Ended March 31, 2004

1. Consolidated Operating Results

	Millions of Yen Except Percentages
	Nine Months Ended December 31,				Year Ended March 31,
		Rate of		Rate of		Rate of
	2003	Change	2004	Change	2004	Change

Gross revenue	¥30,180	0.48%	¥30,342	0.54%	¥40,945	2.16%
Income before income taxes	7,940	12.78	10,538	32.72%	10,659	17.13
Net income	4,516	15.00	6,307	39.66%	6,077	17.41

	Yen
	Nine Months Ended December 31,		Year Ended March 31,
	2003	2004	2004

Net income per share:
Basic	¥9.04	¥12.43	¥ 12.19
Diluted	8.34	11.29	11.23

Notes:	(1)	Net losses from equity-method affiliates were ¥120 million for the nine months ended December 31, 2003, net gain from equity-method affiliates were ¥57 million for the nine months ended December 31, 2004 and net losses from equity-method affiliates were ¥183 million for the year ended March 31, 2004.

	(2)	The weighted-average numbers of outstanding shares was 499,662,348 shares for the nine months ended December 31, 2003, 507,529,212 shares for the nine months ended December 31, 2004 and 498,719,328 shares for the year ended March 31, 2004.

	(3)	On each of May 20, 2004 and November 19, 2004, NISSIN completed a two-for-one stock split. All share information disclosed above has been retroactively adjusted to reflect these stock splits.

	(4)	The percentages indicated in the rows for gross revenue, income before income taxes and net income represent the rates of increase from the respective figures for the corresponding period of the previous year.

2. Consolidated Balance Sheets Highlights

	Millions of Yen Except Per Share Data and Percentages
	December 31,		March 31,
	2003	2004	2004

Total assets	¥200,781	¥211,765	¥210,268
Shareholders’ equity	49,720	62,068	54,297
Shareholders’ equity per share (Yen)	100.66	121.78	107.54
Shareholders’ equity ratio (%)	24.76%	29.31%	25.82%

Notes:	(1)	There were 493,952,064 shares outstanding on December 31, 2003, 509,683,514 shares outstanding on December 31, 2004 and 504,912,668 shares outstanding on March 31, 2004.

	(2)	On each of May 20, 2004 and November 19, 2004, NISSIN completed a two-for-one stock split. All share information disclosed above has been retroactively adjusted to reflect these stock splits.

3. Consolidated Cash Flows

	Millions of Yen
	Nine Months Ended December 31,		Year Ended March 31,
	2003	2004	2004

Net cash provided by operating activities	¥14,899	¥10,019	¥ 21,942
Net cash (used in) provided by investing activities	(7,853)	3,791	(18,301)
Net cash used in financing activities	(11,217)	(7,416)	(7,010)
Cash and cash equivalents at end of period	19,441	26,637	20,243

U.S. GAAP

4. Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:	11 companies
Non-consolidated subsidiaries accounted for under the equity method:	None
Affiliates accounted for under the equity method:	5 companies

5. Change in the Scope of Consolidation and Application of the Equity Method

Newly consolidated subsidiaries:	5 companies
Formerly consolidated subsidiaries:	None
Affiliates newly accounted for under the equity method:	2 companies
Affiliates formerly accounted for under the equity method:	1 company

U.S. GAAP

CONSOLIDATED FINANCIAL STATEMENTS

1. CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(1)	Results for the Three Months Ended December 31, 2003 and 2004

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Three Months Ended			Three Months Ended
	December 31,			December 31,
	2003	2004	Change	2004

Interest income:
Loans	¥9,444	¥6,949	¥(2,495)	$66,683
Other	527	721	194	6,919

Total interest income	9,971	7,670	(2,301)	73,602
Interest expense:
Borrowings	904	726	(178)	6,967
Other	31	46	15	441

Total interest expense	935	772	(163)	7,408

Net interest income	9,036	6,898	(2,138)	66,194
Provision for loan losses, net	3,320	1,642	(1,678)	15,757

Net interest income after provision for loan losses	5,716	5,256	(460)	50,437

Non-interest income:
Gain (losses) on sale and impairment of investment securities, net	48	(329)	(377)	(3,157)
Losses on change of interest in a subsidiary	—	(173)	(173)	(1,660)
Guarantee fees received, net	60	206	146	1,977
Equity (losses) income in affiliates, net	(47)	32	79	307
Rents, dividends and other	74	625	551	5,997

Total non-interest income	135	361	226	3,464
Non-interest expense:
Salaries and employee benefits	1,752	1,501	(251)	14,404
Occupancy, furniture and equipment	523	568	45	5,451
Advertising	31	26	(5)	249
Other general and administrative expenses	817	1,721	904	16,515
Losses on sale and impairment of long-lived assets, net	1	2	1	19
Other	6	46	40	441
Minority interests	2	38	36	365

Total non-interest expense	3,132	3,902	770	37,444

Income before income taxes	2,719	1,715	(1,004)	16,457

Income taxes	1,173	908	(265)	8,713

Net income	¥1,546	¥807	¥(739)	$7,744

			U.S. Dollars
	Yen		(Note 1)
Per share data	2003	2004	2004
Net income - basic	¥3.13	¥1.58	$0.02
- diluted	2.88	1.44	0.01

	Thousands of Shares		Thousands of Shares
Weighted average shares outstanding	2003	2004	2004
Basic	493,952	509,320	509,320
Diluted	544,908	563,641	563,641

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP

(2)	Results for the Nine Months Ended December 31, 2003 and 2004

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Nine Months Ended			Nine Months Ended
	December 31,			December 31,
	2003	2004	Change	2004

Interest income:
Loans	¥28,862	¥22,086	¥(6,776)	$211,937
Other	1,344	2,442	1,098	23,434

Total interest income	30,206	24,528	(5,678)	235,371
Interest expense:
Borrowings	2,779	2,262	(517)	21,706
Other	79	114	35	1,094

Total interest expense	2,858	2,376	(482)	22,800

Net interest income	27,348	22,152	(5,196)	212,571
Provision for loan losses, net	10,123	6,144	(3,979)	58,958

Net interest income after provision for loan losses	17,225	16,008	(1,217)	153,613

Non-interest (losses) income:
Gain on sale of loans receivable	—	3,327	3,327	31,926
Losses on sale and impairment of investment securities, net	(248)	(852)	(604)	(8,176)
Gain on change of interest in a subsidiary, net	—	1,343	1,343	12,887
Gain on sale of an affiliate	17	—	(17)	—
Guarantee fees received, net	132	477	345	4,577
Equity (losses) income in affiliates, net	(120)	57	177	547
Rents, dividends and other	193	1,462	1,269	14,030

Total non-interest (losses) income	(26)	5,814	5,840	55,791
Non-interest expense:
Salaries and employee benefits	5,094	4,881	(213)	46,838
Occupancy, furniture and equipment	1,529	1,656	127	15,891
Advertising	99	95	(4)	912
Other general and administrative expenses	2,577	4,420	1,843	42,414
(Gain) losses on sale and impairment of long-lived assets, net	(78)	30	108	288
Other	36	121	85	1,161
Minority interests	2	81	79	777

Total non-interest expense	9,259	11,284	2,025	108,281

Income before income taxes	7,940	10,538	2,598	101,123

Income taxes	3,424	4,231	807	40,601

Net income	¥4,516	¥6,307	¥1,791	$60,522

			U.S. Dollars
	Yen		(Note 1)
Per share data	2003	2004	2004
Net income - basic	¥9.04	12.43	$0.12
- diluted	8.34	11.29	0.11

	Thousands of Shares		Thousands of Shares
Weighted average shares outstanding	2003	2004	2004
Basic	499,662	507,529	507,529
Diluted	550,620	562,564	562,564

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP

2. CONSOLIDATED BALANCE SHEETS

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
	March 31, 2004	December 31, 2004	December 31, 2004
	(Audited)	(Unaudited)	(Unaudited)

ASSETS
Cash and cash equivalents	¥20,243	¥26,637	$255,609
Deposit of restricted cash in bank	435	1,197	11,486
Loans receivable, net	166,890	136,986	1,314,519
Purchased loans receivable, net	4,342	11,023	105,777
Interest receivable	1,060	833	7,993
Property and equipment:
Land	356	356	3,416
Buildings and structures	1,094	1,223	11,736
Equipment and software	5,253	6,747	64,744

	6,703	8,326	79,896
Accumulated depreciation and amortization	(2,363)	(2,683)	(25,746)

	4,340	5,643	54,150
Investment securities	9,174	20,332	195,106
Investment in affiliates	496	654	6,276
Deferred income taxes	579	—	—
Other assets	2,709	8,460	81,183

Total assets	¥210,268	¥211,765	$2,032,099

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥5,563	¥13,269	$127,329
Accrued income taxes	2,758	1,739	16,687
Accrued expenses	623	442	4,241
Long-term borrowings	142,577	126,966	1,218,367
Capital lease obligations	2,058	2,200	21,111
Accrued retirement benefits	334	330	3,167
Deferred income taxes	—	902	8,656
Other liabilities	1,897	2,818	27,042

Total liabilities	155,810	148,666	1,426,600

Minority interests	161	1,031	9,894
Commitments and contingencies (Note 9)
Shareholders’ equity:
Common stock	7,218	7,246	69,533
Additional paid-in capital	9,092	9,234	88,610
Retained earnings	38,351	43,358	416,063
Cumulative other comprehensive income	3,371	5,483	52,615
Less treasury stock, at cost	(3,735)	(3,253)	(31,216)

Total shareholders’ equity	54,297	62,068	595,605

Total liabilities and shareholders’ equity	¥210,268	¥211,765	$2,032,099

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP

3. CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
	Nine Months Ended		Nine Months Ended
	December 31,		December 31,
	2003	2004	2004

Operating Activities
Net income	¥4,516	¥6,307	$60,522
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses, net	10,123	6,144	58,958
Gain on sale of loans receivable	—	(3,327)	(31,926)
Depreciation and amortization	656	751	7,207
Amortization of debt issuance costs	201	185	1,775
Amortization of loan origination costs	623	531	5,095
(Gain) losses on sale and impairment of long-lived assets, net	(78)	30	288
Losses on sale and impairment of investment securities, net	248	852	8,176
Gain on change of interest in a subsidiary, net	—	(1,343)	(12,887)
Gain on sale of an affiliate	(17)	—	—
Equity losses (income) in affiliates, net	120	(57)	(547)
Minority interests	2	81	777
Changes in assets and liabilities:
Interest receivable	90	227	2,178
Accrued income taxes and expenses	(2,001)	(1,213)	(11,640)
Other liabilities	416	851	8,166

Net cash provided by operating activities	14,899	10,019	96,142

Investing Activities
Proceeds from sale of loans receivable	—	32,697	313,761
Loans receivable, net	(4,612)	(6,224)	(59,726)
Purchases of distressed loans	(3,397)	(9,848)	(94,501)
Proceeds from principal collections of distressed loans	1,806	2,697	25,880
Purchases of property and equipment	(596)	(1,332)	(12,782)
Proceeds from sale of property and equipment	365	19	182
Purchases of investment securities	(2,641)	(8,863)	(85,049)
Proceeds from sale of investment securities	1,251	577	5,537
Increases in investment in affiliates	—	(151)	(1,449)
Acquisition of a new subsidiary, net of cash acquired	—	(764)	(7,331)
Changes in other assets	(29)	(5,017)	(48,143)

Net cash (used in) provided by investing activities	(7,853)	3,791	36,379

Financing Activities
Deposit of restricted cash in bank	33	(762)	(7,312)
Deferred debt issuance costs	(9)	(150)	(1,439)
Proceeds from short-term borrowings	11,550	25,952	249,036
Repayments of short-term borrowings	(11,350)	(17,709)	(169,936)
Proceeds from long-term borrowings	38,318	43,100	413,588
Repayments of long-term borrowings	(47,002)	(58,710)	(563,382)
Payment of capital lease obligations	(569)	(620)	(5,950)
Repurchases of stock warrants	(5)	—	—
Proceeds from exercise of stock warrants	—	42	403
Purchases of treasury stock	(1,206)	(1)	(10)
Proceeds from sale of treasury stock	14	610	5,854
Dividends paid	(1,001)	(1,300)	(12,475)
Proceeds from issuance of new shares by subsidiaries	10	2,132	20,459

Net cash used in financing activities	(11,217)	(7,416)	(71,164)

Net (decrease) increase in cash and cash equivalents	(4,171)	6,394	61,357
Cash and cash equivalents at beginning of period	23,612	20,243	194,252

Cash and cash equivalents at end of period	¥19,441	¥26,637	$255,609

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS ORGANIZATION AND BASIS OF PRESENTATION

NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture in western Japan, and has since expanded nationwide. NISSIN and its subsidiaries operate mainly in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration in lending and funding in Japan, NISSIN is exposed to negative changes in the Japanese economy and in the stability of its borrowing base in Japan.

NISSIN is a non-bank financial institution specializing in providing loan products to individuals, including small business owners, sole proprietors and consumers. NISSIN distributes the following products by using a variety of channels:

Small business owner loans: Designed for small business owners. The small business owner loan is an unsecured loan that, in NISSIN’s case, requires one or more guarantees from third-party individuals with an income source separate from that of the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

On May 6, 2004, NISSIN signed an agreement to sell most of its consumer loans receivable to Orient Credit Co., Ltd. The sale was closed on June 1, 2004. The decision to make this sale was made pursuant to the basic strategy of concentrating on the markets for both small business owner loans and Wide loans. Consequently, the balance of consumer loans as of May 31, 2004 was sold for ¥32,697 million ($313,761 thousand). During the nine months ended December 31, 2004, NISSIN provided operation support services to Orient Credit Co., Ltd. These services included loan management within the data transition period. The Company received ¥388 million ($3,723 thousand) for these services, which was included in rents, dividends and others in the accompanying consolidated statements of income.

On July 9, 2004, NISSIN invested $500 thousand to establish Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd., a wholly-owned subsidiary, in Shanghai, China to expand the Company’s businesses into the Chinese market. On December 27, 2004, Matsuyama Nissin Investment and Consulting (Shanghai) Co., Ltd. increased its capital to $5 million through an additional investment by NISSIN.

On December 3, 2004, NISSIN invested ¥3,811 million ($36,570 thousand) to acquire 100% of the issued shares of Yamagen Securities Co., Ltd., a wholly-owned subsidiary of Japan Asia Holdings (Japan) Limited. This acquisition was made for the purpose of commencing securities business operations in Japan to enable the Company to provide a full line of financial services from procurement to investment, as well as direct and indirect financing, to all clients and businesses that are invested in by or affiliated with the Company. The amount of consideration paid in excess of the estimated fair value of the net assets acquired was ¥600 million ($5,758 thousand) for a brokerage license and was recorded in other assets in the accompanying consolidated balance sheets. This license is determined to have an indefinite useful life.

On September 16, 2004, Nissin Servicer Co., Ltd. listed its stock on the Mothers market of the Tokyo Stock Exchange and became Japan’s first loan servicing company to go public. Consequently, NISSIN’s interest in Nissin Servicer Co., Ltd. has been diluted from 89.8% to the current 76.0%. The Company recognized a net gain of ¥1,343 million ($12,887 thousand), which was recorded as gain on change of interest in a subsidiary, net, in the accompanying consolidated statements of income. The Company continues to recognize gains or losses from dilution of its interest in Nissin Servicer Co., Ltd.

U.S. GAAP

The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries (collectively, the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in the consolidated financial statements.

Investments in 20% to 50% owned affiliates in which NISSIN has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method.

The Company maintains its records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Company does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. The notes to the financial statements as of and for the year ended March 31, 2004 contained in NISSIN’s Annual Report on Form 20-F should be read in conjunction with these condensed consolidated financial statements.

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made regarding the Company’s allowance for loan losses and collections for purchased loans. Actual results could differ from those estimates, resulting in material charges to income.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on December 31, 2004, which was ¥104.21 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Interest Income from Loans Receivable and Loan Origination Costs

Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets the specified requirements. The Company’s contractual loan interest rates do not exceed the legal limit. However, the Company’s contractual loan interest rates, as is customary in the consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with the specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged off or is wholly or partially reserved. The accrued interest portion of a charged off loan balance is deducted from the current period interest income and the principal amount is charged off against the allowance for loan losses.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately forty-four months.

U.S. GAAP

(b) Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loan losses. Recoveries of previously charged-off amounts are deducted from the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment rates, bankruptcy cases, and historical loss experience. Restructured loans include any loans for which interest, principal or term is restructured. Allowances for restructured loans are based on the collection history or legal classification of the borrowers.

The Company’s policy is generally to charge off loan balances and cease accrual of interest as follows:

Small business owner loans and Wide loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

Business Timely loans and Consumer loans: Loan balances are charged off and interest accrual is terminated when a loan’s contractual payment becomes 67 days delinquent or upon the occurrence of other events such as the bankruptcy of the borrower.

Secured loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

(c) Purchased Loans Receivable and Revenue Recognition

Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, subsequent to acquisition, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written off once the Company deems the loan uncollectible.

However, for those purchased loans for which the Company can reasonably estimate the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. The Company will adjust future yield rate for expected changes in interest rates or collections. However, if the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans due to delinquency in payment or use of legal means by the borrower, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2004 and December 31, 2004, ¥846 million and ¥607 million ($5,825 thousand) in carrying value of loans was accounted for under the level yield method, respectively.

(d) Investment Securities

The Company’s investment securities are classified as “available-for-sale” in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, and consist of marketable and non-marketable securities.

U.S. GAAP

Marketable equity securities are carried at fair value with unrealized gains and losses, net of tax, reported as a separate component of shareholders’ equity. In accordance with SFAS No. 115, an “other than temporary” decline in fair value below the amortized cost basis is recorded as a loss in the statement of income in the period the decline was determined to be other than temporary. The Company reviews investment securities that have declined in market value by approximately 10% or more from their cost bases each period to determine whether an impairment has occurred. For these securities, an “other than temporary” decline in market value is presumed to have occurred unless there is sufficient evidence indicating that the decline is temporary. Such evidence is considered only when there has been a subsequent recovery in market value and the evidence includes a recent improvement in financial condition, a positive prevailing business and industry outlook, and other factors that are deemed to be relevant indicators.

Non-marketable equity securities, which consist of investments in which the Company has a less than 20% interest and for which the Company does not have the ability to exercise significant influence, are accounted for on a cost basis, and adjusted only for other-than-temporary declines in fair value resulting from company-specific events, industry developments, general economic conditions, or other reasons.

Non-marketable debt securities are accounted for on an amortized cost basis, and adjusted only for other-than-temporary declines in fair value resulting from company-specific events, industry developments, general economic conditions, or other reasons.

Costs of securities sold are determined using the weighted average cost method.

(e) Guarantees

The Company accounts for guarantees in accordance with the Financial Accounting Standards Board (“FASB”) FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Company provides guarantees to several affiliated and non-affiliated companies for a fee. The Company recognized reserves for guarantee losses of ¥108 million and ¥296 million ($2,840 thousand) at March 31, 2004 and December 31, 2004, respectively.

Additionally, in the normal course of its business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies.

(f) Treasury Stock

Treasury stock is recorded at the Company’s cost basis. Pursuant to its Articles of Incorporation, the Company may purchase treasury stock with the board of directors’ approval, and can retire treasury stock by reducing retained earnings or additional paid-in capital.

(g) Net Income Per Share (“EPS”)

Basic EPS is computed based on the average number of shares of common stock outstanding during each period. Diluted EPS further includes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

NISSIN completed a two-for-one stock split on each of May 20, 2003, May 20, 2004 and November 19, 2004. All share information disclosed has been retroactively adjusted to reflect such stock splits.

U.S. GAAP

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51,” which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” More specifically, FIN No. 46 explains how to identify variable interest entities (“VIE”) and how to determine whether or not those entities should be consolidated. FIN No. 46 requires the primary beneficiaries of VIEs to consolidate the VIEs if they are subject to a majority of the risk of loss or are entitled to receive a majority of the residual returns. FIN No. 46 also requires both the primary beneficiary and all other enterprises with a significant variable interest in a VIE to make certain disclosures. In December 2003, the FASB issued a revision of FIN No. 46, which superseded the original guidance and revised various aspects of the original guidance, including effective dates. Under the revised guidance, FIN No. 46 remains effective upon its issuance for interests in VIEs acquired after January 31, 2003. For interests in VIEs acquired before February 1, 2003, the revised FIN No. 46 effective date was delayed to March 31, 2004, with the exception of special-purpose entities, for which the effective date was December 31, 2003. The adoption of FIN No. 46 did not have any impact on the Company’s consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 did not have any impact on the Company’s consolidated financial statements.

At its November 2003 meeting, the Emerging Issues Task Force (“EITF”) reached a consensus on disclosure guidance previously discussed under EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus provided for certain disclosure requirements that were effective for fiscal years ending after December 15, 2003. The Company adopted the disclosure requirements during the fiscal year ended March 31, 2004.

At its March 2004 meeting, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01. The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method or the equity method. The recognition and measurement guidance for which the consensus was reached in the March 2004 meeting is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The adoption of EITF 03-01 did not have any impact on the Company’s consolidated financial statements.

U.S. GAAP

4. LOANS RECEIVABLE

The following is a summary of loans outstanding as of March 31, 2004 and December 31, 2004:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2004	December 31, 2004	Change	December 31, 2004

Small business owner loans	¥57,168	¥57,772	¥604	$554,381
Wide loans	57,460	49,891	(7,569)	478,754
Business Timely loans	18,659	19,957	1,298	191,508
Consumer loans	35,604	2,687	(32,917)	25,784
Secured and other loans	10,576	15,523	4,947	148,959

Total loans outstanding	179,467	145,830	(33,637)	1,399,386
Allowance for loan losses	(13,528)	(9,629)	3,899	(92,400)
Deferred origination costs	951	785	(166)	7,533

Loans receivable, net	¥166,890	¥136,986	¥(29,904)	$1,314,519

5. ALLOWANCE FOR LOAN LOSSES

The following is a summary of changes in the allowance for loan losses for the nine months ended December 31, 2003 and 2004:

				Thousands of
	Millions of Yen			U.S. Dollars
	Nine Months Ended December 31,			Nine Months Ended
	2003	2004	Change	December 31, 2004

Balance at beginning of period	¥11,827	¥13,528	¥1,701	$129,815
Provision for loans receivable sold	—	(3,327)	(3,327)	(31,926)
Provision for loan losses	9,893	5,674	(4,219)	54,448
Charge-offs, net of recoveries	(8,593)	(6,246)	2,347	(59,937)

Balance at end of period	¥13,127	¥9,629	¥(3,498)	$92,400

6. INTEREST INCOME

The following is a summary of interest income for the nine months ended December 31, 2003 and 2004:

	Millions of Yen			U.S. Dollars
	Nine Months Ended December 31,			Nine Months Ended
	2003	2004	Change	December 31, 2004

Small business owner loans	¥8,592	¥8,334	¥(258)	$79,973
Wide loans	9,875	8,028	(1,847)	77,037
Business Timely loans	3,419	3,654	235	35,064
Consumer loans	7,449	1,795	(5,654)	17,225
Secured and other loans	150	806	656	7,733

Total interest revenue from loans receivable	29,485	22,617	(6,868)	217,032
Less amortization of loan origination costs	(623)	(531)	92	(5,095)
Purchased loans and other	1,344	2,442	1,098	23,434

Total interest income	¥30,206	¥24,528	¥(5,678)	$235,371

U.S. GAAP

7. PURCHASED LOANS RECEIVABLE

Nissin Servicer Co., Ltd. mainly purchases distressed loans from financial institutions and services these loans. The total contracted amounts outstanding for these distressed loans are ¥856,939 million and ¥938,305 million ($9,003,982 thousand) as of March 31, 2004 and December 31, 2004, respectively.

The following is a summary of purchased loans receivable as of March 31, 2004 and December 31, 2004:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31, 2004	December 31, 2004	Change	December 31, 2004

Purchased loans outstanding	¥5,059	¥12,135	¥7,076	$116,448
Allowance for loan losses	(717)	(1,112)	(395)	(10,671)

Purchased loans receivable, net	¥4,342	¥11,023	¥6,681	$105,777

The following is a summary of information with respect to purchased loans receivable for the nine months ended December 31, 2003 and 2004:

				Thousands of
	Millions of Yen			U.S. Dollars
	Nine Months Ended December 31,			Nine Months Ended
	2003	2004	Change	December 31, 2004

Purchased loans receivable:
Balance at beginning of period	¥3,078	¥5,059	¥1,981	$48,546
Purchased during period	3,397	9,848	6,451	94,501
Principal collection	(1,806)	(2,697)	(891)	(25,880)
Charge-offs	(30)	(75)	(45)	(719)

Balance at end of period	4,639	12,135	7,496	116,448
Allowance for loan losses:
Balance at beginning of period	132	717	585	6,880
Provision for loan losses	230	470	240	4,510
Charge-offs	(30)	(75)	(45)	(719)

Balance at end of period	332	1,112	780	10,671

Purchased loans receivable, net	¥4,307	¥11,023	¥6,716	$105,777

In addition, interest income from purchased loans receivable for the nine months ended December 31, 2003 and 2004 is ¥1,343 million and ¥2,347 million ($22,522 thousand), respectively.

8. SHORT-TERM AND LONG-TERM BORROWINGS

Short-term borrowings as of March 31, 2004 and December 31, 2004 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	March 31, 2004	December 31, 2004	December 31, 2004

Bank loans	¥2,100	¥8,708	$83,562
Commercial paper	3,200	4,500	43,182
Rediscounted notes	263	61	585

Total short-term borrowings	¥5,563	¥13,269	$127,329

U.S. GAAP

Interest rates on bank loans as of March 31, 2004 and December 31, 2004 are fixed under contracts ranging from 1.971% to 2.250% and from 0.964% to 2.200%, with the weighted average interest rates of these bank loans being 1.985% and 1.599%, respectively. Interest rates on commercial paper as of March 31, 2004 range from 0.300% to 1.000%, and as of December 31, 2004, 0.300%. The weighted average interest rates of the commercial paper as of March 31, 2004 and December 31, 2004 are 0.784% and 0.300%, respectively. Interest rates on all rediscounted notes as of March 31, 2004 and December 31, 2004 are 2.370%. All short-term borrowings have terms ranging from approximately 2 months to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.

Long-term borrowings as of March 31, 2004 and December 31, 2004 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	March 31, 2004	December 31, 2004	December 31, 2004

3.00% unsecured bonds, due April 20, 2004	¥10,000	¥—	$—
2.45% unsecured bonds, due March 28, 2005	10,000	10,000	95,960
2.30% unsecured bonds with warrants, due April 20, 2004 (A)	1,500	—	—
2.35% unsecured bonds, due November 1, 2005	5,000	5,000	47,980
1.90% unsecured bonds, due July 31, 2006	500	500	4,798
0.75% unsecured bonds, due September 19, 2008	270	240	2,304
0.64% unsecured bonds, due March 26, 2007	500	500	4,798
0.45% unsecured bonds, due September 27, 2006	—	500	4,798
0.67% unsecured bonds, due September 27, 2007	—	500	4,798
1.70% unsecured convertible bonds, due September 29, 2006 (B)	10,000	9,999	95,950

Total bonds	37,770	27,239	261,386

Loans from banks and other financial institutions	104,807	99,727	956,981

Total long-term borrowings	¥142,577	¥126,966	$1,218,367

(A)	Under NISSIN’s incentive warrant plan and as a part of NISSIN’s normal funding activity, on April 20, 2001, NISSIN issued ¥1.5 billion of 2.3% unsecured bonds with detachable warrants to purchase approximately 10,388 thousand shares of common stock at an exercise price of ¥144.40 per share. These warrants were immediately repurchased at their deemed fair value in order to be granted as compensation to directors and selected employees of NISSIN. The issuance price of the bond was ¥1,088,000 per ¥1,000,000, of which ¥88,000 was attributable to the fair value of warrants. The exercise period of the warrant was through April 19, 2004. The bond matured on April 20, 2004.

(B)	On September 13, 2001, NISSIN issued ¥10 billion of 1.7% unsecured convertible bonds issued at par and redeemable on September 29, 2006. The conversion price is ¥196.30 ($1.88) per share of common stock. During the nine months ended December 31, 2004, convertible bond totaling ¥1 million ($10 thousand) was converted to 5,094 shares of common stock.

As of March 31, 2004 and December 31, 2004, the weighted average rates of loans from banks and other financial institutions was 2.254% and 2.165%, respectively.

In addition, NISSIN entrusted certain loans outstanding to a trust bank. In order to raise funds, NISSIN sold its senior beneficiary interest in these loans outstanding in trust to a third party. These transactions constitute a legal sale under Japanese law. Since NISSIN reserves an option to repurchase the senior beneficiary interest, NISSIN does not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds are recognized as long-term liability related interest. As of March 31, 2004 and December 31, 2004, entrusted loans outstanding included in loans receivable are ¥9,594 million and ¥8,760 million ($84,061 thousand), respectively. The related long-term liability recorded in loans from banks and other financial institutions are ¥6,466 million and ¥4,976 million ($47,750 thousand), respectively.

U.S. GAAP

9. COMMITMENTS AND CONTINGENCIES

Under the terms and conditions of the Company’s credit line agreements, the Company may, but is not committed to, lend funds to Business Timely loan, consumer loan and other loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness.

The Company’s unfunded credit lines at March 31, 2004 and December 31, 2004 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	March 31, 2004	December 31, 2004	December 31, 2004

Unfunded credit lines with loans outstanding	¥6,977	¥5,655	$54,265
Unfunded credit lines without loans outstanding	34,624	50,438	484,004

Total unfunded credit lines	¥41,601	¥56,093	$538,269

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial position or results of operations.

As discussed in the summary of significant accounting policies, the Company, as is customary in the small business owner and consumer finance industry in Japan, normally charges interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the nine months ended December 31, 2003 and 2004, ¥88 million and ¥138 million ($1,324 thousand) in interest income was refunded to borrowers, respectively.

Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related administration expenses and other incurred by Sanyo Club Co., Ltd. NISSIN is required to pay out on its guarantees for 40% of the outstanding loan balance of specified borrowings for which payments are 120 days or more delinquent. Under the loan agreement, borrowers are neither required to have a guarantor nor to provide collateral.

NISSIN guarantees borrowings by customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:

3S loans: NISSIN guarantees 100% of borrowings by customers for 3S loans and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to pay out on its guarantees for the loans for which payments are 14 days or more delinquent. 3S loans are unsecured loans that require one or more guarantees from third party individuals with an income source separate from the customer, and are designed for small or medium size corporations.

Business loans: NISSIN guarantees 10% of borrowings by customers for Business loans and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees for the loans for which payments are 90 days or more delinquent. Business loans are unsecured loans designed for small or medium size corporations.

In addition, NIS Lease Co., Ltd., a consolidated subsidiary, guarantees accounts receivable of certain borrowers for a fee determined based on borrower’s creditworthiness and contract duration. At December 31, 2004, the fee rate ranges from 0.8% to 10%, with an average fee rate of 3.4%.

The company maintains reserves for all estimated guarantee losses in its other liabilities.

U.S. GAAP

As of March 31, 2004 and December 31, 2004, the Company’s guaranteed borrowings, guaranteed account receivable and reserve for guarantee losses are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	March 31, 2004	December 31, 2004	December 31, 2004

Guaranteed borrowings	¥3,616	¥6,405	$61,462
Guaranteed account receivable	3	314	3,013
Reserves for guarantee losses	108	296	2,840

During the nine months ended December 31, 2003 and 2004, the Company paid the related administration and other expenses, as discussed above, and received guarantee fees as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Nine Months Ended December 31,			Nine Months Ended
	2003	2004	Change	December 31, 2004

Guarantee fees received	¥244	¥620	¥376	$5,949
Administration and other expenses paid	(112)	(143)	(31)	(1,372)

Net guarantee fees received	¥132	¥477	¥345	$4,577

During the nine months ended December 31, 2003 and 2004, as a result of contractual commitments, the Company paid ¥48 million and ¥199 million ($1,910 thousand) as a guarantor for the borrowings, respectively.

Other than above, as of December 31, 2004, NISSIN was liable as a guarantor for bank loans of ¥3,163 million ($30,352 thousand) borrowed by SBF, and during the nine months ended December 31, 2004, NISSIN received guarantee fees of ¥22 million ($211 thousand) from SBF, which is equivalent to an annual interest rate of 1.5%.

10. CUMULATIVE OTHER COMPREHENSIVE INCOME

Comprehensive income is ¥6,321 million and ¥8,419 million ($80,789 thousand) for the nine months ended December 31, 2003 and 2004, respectively. The components of other comprehensive income are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	Nine Months Ended
	December 31,		Nine Months Ended
	2003	2004	December 31, 2004

Change in unrealized losses on cash flow hedging instruments	¥(3)	¥1	$10
Change in net unrealized gain on marketable investment securities	1,808	2,111	20,257

Total other comprehensive income	¥1,805	¥2,112	$20,267

11. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities during the nine months ended December 31, 2003 and 2004 are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	Nine Months Ended December 31,		Nine Months Ended
	2003	2004	December 31, 2004

Property and equipment obtained under capital leases	¥718	¥786	$7,542

U.S. GAAP

12. SEGMENT INFORMATION

For financial reporting purposes, the Company operates under the integrated financial services segment, the loan servicing segment and other segments. The integrated financial services segment includes small business owner, Wide, Business Timely, consumer, secured and other loans. In the loan servicing segment, Nissin Servicer Co., Ltd. mainly acquires and services non-performing debts from banks and financial institutions in Japan. The loan servicing segment is being operated as a separate segment for financial reporting purposes. Other segments are insignificant and are included in the integrated financial services segment for financial reporting purposes. The Company is currently conducting its operating activities mainly in Japan. The Company also conducts activities in China, but currently these activities are insignificant. Selected information for the Company’s business segments is as follows:

	Millions of Yen
	Integrated
	Financial Services	Loan Servicing	Total

Nine months ended December 31, 2003
Interest income	¥28,863	¥1,343	¥30,206
Interest expense	2,770	88	2,858
Provision for loan losses, net	9,893	230	10,123
Net income	4,129	387	4,516

Nine months ended December 31, 2004
Interest income	¥22,180	¥2,348	¥24,528
Interest expense	2,287	89	2,376
Provision for loan losses, net	5,674	470	6,144
Net income	5,749	558	6,307

	Thousands of U.S. Dollars
	Integrated
	Financial Services	Loan Servicing	Total

Nine months ended December 31, 2004
Interest income	$212,839	$22,532	$235,371
Interest expense	21,946	854	22,800
Provision for loan losses, net	54,448	4,510	58,958
Net income	55,167	5,355	60,522

13. SUBSEQUENT EVENTS

On February 4, 2005, the Board of Directors approved the issuance of up to ¥10 billion ($95,960 thousand) aggregate principal amount of unsecured bonds at par with an interest rate up to 2.00% and maturing in three years. Such bonds will be issued within three months from the approval date, and proceeds from the bonds will be used for operating activities.